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                                                                  EXHIBIT (A)(4)


[COMPANY LOGO]

FOR IMMEDIATE RELEASE
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Contacts:
Armando Yanes
CANTV
011-58-212-500-4739

Paul Caminiti/Hugh Burns/Jonathan Gasthalter
Citigate Sard Verbinnen
(212) 687-8080

              CANTV BOARD RECOMMENDS SHAREHOLDERS REJECT AES OFFER

         Caracas, Venezuela and New York, New York - October 2, 2001 - Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV; NYSE: VNT) today announced that all members of its Board of Directors present at its meeting held on October 1, 2001, including representatives of the Venezuelan government, current and retired employees of CANTV, Verizon and Telefonica de Espana, voted unanimously to recommend that CANTV shareholders reject AES Corporation's (NYSE:
AES) offer to purchase 28,566,944 of CANTV's outstanding American Depository Shares (ADSs) (each ADS represents seven shares of Class D common stock of CANTV) for $24.00 per ADS in cash in a U.S. offer and an additional 199,968,608 of its common shares for $3.4285714 per share in cash in a simultaneous Venezuelan offer ("the Offers").

         After reviewing the Offers and consulting with its financial and legal advisors, the Board determined that the Offers are not in the best interests of CANTV or its shareholders and ADS holders and recommended the rejection of the Offers. Among the factors that the Board took into account were the following:

     o The Board is not satisfied with the price offered for the partial offer for the shares and ADSs.
     o The proposed transactions will have adverse tax effects on remaining shareholders and ADS holders.
     o The Merger proposed by AES will result in the Company's employees being employed by a new employer, which may adversely affect the successor corporation and its shareholders.

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     o    The plans of AES following successful conclusion of the Offers and consummation of the transactions contemplated by the Offers would leave the Company in a weakened financial and operational position and create significant uncertainty as to the amount and timing of the payment of dividends.
     o AES has no experience in operating a national telecommunications network and there are no material synergies between the Company and AES.
     o    The Offers are highly conditional.
     o The purchase of the shares and the ADSs in the Offers will adversely affect the liquidity of the remaining shares and ADSs.
     o The Offers are coercive because the Offers are partial Offers and there is uncertainty over the value of the remaining shares.

     Gustavo Roosen, President and Chief Executive Officer of CANTV, stated, "Our Board has concluded that AES's offer is not in the best interests of CANTV or our shareholders and ADS holders. The partial Offers are at levels significantly below the premiums offered in other sale of control transactions. Moreover, AES has no experience in managing or operating a national telecommunications network, and our Board is concerned about the effect of a change of control on CANTV, its shareholders and ADS holders, its customers and its employees and on the continued reliability of telephone service in Venezuela. CANTV has an experienced management team, promising business prospects and a strong cash flow and we believe is well positioned to continue to enhance shareholder value."

     In making its determination, the CANTV Board considered the following:

     o The Board is not satisfied with the price offered for the partial offer for the shares and ADSs. The premium of AES's Offers is 9.2% over the price immediately prior to the Offers and 4.4% over the ADS price 30 days prior to the AES announcement. The Offers represent an approximate 5.0% and 6.6% premium over the six-month and one-year weighted averages, respectively, and a 5.1% discount on the two year weighted average. The previously described premiums are significantly lower than premiums generally paid in transactions that involve a change in control. In addition, in 1999 and 2000, the Company effected two buyback programs at an approximate average price of $29 and $27 per ADS, respectively, well above the price offered by AES in the Offers.

     o The proposed transactions will have adverse tax effects on remaining shareholders and ADS holders. Shareholders who are subject to U.S. taxes and who either do not tender their shares to AES, or who tender their shares but whose shares are subsequently not accepted by AES as a result of proration or otherwise, will be required to recognize unrealized gains or losses on the shares they retain following the contemplated merger. Under

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          Venezuelan law, shareholders and holders of ADSs subject to Venezuelan taxes, including non-Venezuelans who reside in the United States or who have a permanent establishment in Venezuela, who either do not tender their shares to AES, or who tender their shares but whose shares are subsequently not accepted by AES as a result of proration or otherwise, will be subject to up to a 34% tax on the unrealized gain on the shares they retain after the contemplated merger.

     o The Merger proposed by AES will result in the Company's employees being employed by a new employer, which may adversely affect the successor corporation and its shareholders. This substitution of employers may impair the morale of these employees, with adverse affects of the Company and its shareholders. Moreover, under Venezuelan labor law, the Company's employees may be entitled to consider this change of employers an unjustified termination of their employment relationship with the Company, which may result in adverse consequences to the successor corporation and its shareholders.

     o The plans of AES following successful conclusion of the Offers and the consummation of the transactions contemplated by the Offers would leave the Company in a weakened financial and operational position and create significant uncertainty as to the amount and timing of the payment of dividends. The Company has a Floating Rate Note facility, under which $72.5 million is outstanding, containing change of control provisions which would trigger a right of acceleration of repayment if AES were to consummate the Offers. The Company and Telecomunicaciones Movilnet, C.A. ("Movilnet") are also parties to IFC loans, under which an aggregate of $91.3 million is outstanding, which would become subject to acceleration if CANTV were to transfer ownership of Movilnet as contemplated by the Offers. An acceleration of the payment of these amounts would trigger cross-default provisions under an additional U.S. $200 million of the Company's outstanding Fixed Rate Notes. Should these amounts be accelerated, the Company would partially deplete its cash reserves in order to pay such debts. Although promising to distribute the Company's cash to shareholders, AES has not indicated the size of that dividend and the value AES intends to deliver to shareholders. In addition, the Board feels that Movilnet is at risk of being sold by AES to extract cash from the Company without giving careful consideration to all possible buyers of Movilnet and the conditions and timing of any sale.

     o AES has no experience in operating a national telecommunications network and there are no material synergies between the Company and AES. Because AES has no experience in managing or operating a national telecommunications network, the Board is concerned about the effect a change of control will have on the Company, its shareholders and ADS holders, customers and employees and the continued reliability of telephone service in Venezuela. Apart from the potential for AES to exercise a




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          dominant economic influence in certain markets acting through the
          Company and through C.A. La Electricidad de Caracas, its electric subsidiary in Venezuela, a matter currently under review by Superintendecia para la Promocion y Proteccion de la Libre Competencia ("Procompetencia"), the combination of the two businesses would not result in any material synergies which makes the combination attractive. Additionally, the acquisition of control of the Company by AES would likely cause the Company to lose the technical and related support it has received from Verizon Communications Inc. and Telefonica S.A

     o The Offers are highly conditional. The consummation of the Offers is subject to a number of conditions including, among others the receipt of all necessary government approvals, including the approval by the Comision Nacional de Telecomunicaciones ("CONATEL"), the absence of an objection to the Offers by Procompetencia, and that AES be reasonably satisfied that Banco de Desarrollo Economico y Social ("BANDES"), the Venezuelan government agency that holds the Class B Shares, has agreed to vote in favor of the merger of the Company with the Purchaser (the "Merger"). A number of conditions exist which the Board believes will not be met and numerous other conditions are uncertain. Nevertheless, the Offers place the Company's shareholders in the position of having to determine whether to tender to AES on or prior to the expiration date without knowing whether AES intends to consummate the Offers.

     o The purchase of the shares and the ADSs in the Offers will adversely affect the liquidity of the remaining shares and ADSs. The Offers will materially reduce the number of Shares and ADSs that trade publicly and the number of shareholders and ADS holders.

     o The Offers are coercive because the Offers are partial Offers and there is uncertainty over the value of the remaining shares. The Offers seek to acquire Shares and ADSs which, together, represent only up to 43.2% of the issued and outstanding Shares of the Company. The Offers may result in adverse tax consequences for remaining shareholders and ADS holders and make no provision for remaining shareholders and ADS holders to receive value for their shares and ADSs and the value of the remaining shares and ADSs remains highly uncertain. The value of the remaining shares may be adversely affected by AES's successful consummation of the Offers and the transactions contemplated by AES following the consummation of the Offers, including uncertainty as to the amount and timing of dividends, the uncertainties as to the proceeds from the contemplated sale of Movilnet and as to the ability to consummate any such sale, the weakened financial condition of the Company and its effect on the Company's financial position and results of operations.


IMPORTANT INFORMATION

YOU SHOULD READ CANTV'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT, AND ANY OTHER FILINGS WITH THE SEC CONTAINING INFORMATION ABOUT CANTV, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT CANTV CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, AVENIDA LIBERTADOR, CENTRO NACIONAL DE TELECOMINICACIONES, NUEVO EDIFICIO ADMINISTRATIVO, PISO.1, APARTADO POSTAL 1226, CARACAS, VENEZUELA 1010,
ATTENTION: INVESTOR RELATIONS.

About CANTV

CANTV is a full service telecommunications provider in Venezuela with 2.6 million access lines in service, 1.9 million cellular subscribers and 303 thousand Internet users as of June 30, 2001. CANTV was privatized in December 1991 when VenWorld Telecom, C.A., a consortium led by GTE Corporation (currently Verizon Communications Inc.), originally acquired 40% of CANTV's equity share capital, as well as operating control, from the Venezuelan Government.

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